FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Innovative Syngenta products address corn rootworm threat in Europe

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Media Release

Innovative Syngenta products address corn rootworm threat in Europe

Basel, Switzerland, 15 April 2004

With the registration of three innovative insecticide treatments, Hungarian maize growers are among the first European farmers to have an effective means of preventing significant crop loss due to Western corn rootworm.

Since it was first found in Hungary in 1995, Western corn rootworm has now been detected on 1.1 million hectares of the country’s maize cropland and this year could cause serious economic damage on about ten per cent of this area. To control the effects of this pest, three Syngenta products have been granted registration: CRUISER®, FORCE® and KARATE ZEON®.

With infestations appearing across several European countries, crop losses are estimated to reach €300-500 million annually within five years if left unchecked. For a number of years, Syngenta has been providing US growers with effective solutions for the control of corn rootworm. In Europe, Syngenta is working with regulatory authorities to make effective solutions available throughout the affected region.

“CRUISER®, FORCE® and KARATE ZEON® offer maize growers a unique range of products to protect against this potentially severe problem,” said John Atkin, Chief Operating Officer of Syngenta Crop Protection. We will work closely with our customers to build programs for the best possible defense in controlling the pest.”

To protect the roots of crops from damage by larvae of corn rootworm, CRUISER® seed treatment is a convenient method of control for areas of low to moderate infestation, while FORCE® is recommended in cases of heavy infestation. Foliar application of KARATE ZEON® controls adult beetles and prevents build-up of the pest.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 15, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel